National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036
PHONE 713-346-7500
October 6, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Douglas Brown
Re:	National Oilwell Varco, Inc. — Second Request for Extension of Response Time to SEC Comment Letter dated September 10, 2010
Ladies and Gentleman:
     We refer you to the letter to National Oilwell Varco, Inc. (the “Company”) dated September 10, 2010 (the “Comment Letter”) containing the comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the fiscal year ended December 31, 2009 filed on February 26, 2010 (File No. 1-12317). Following up on the conversation of our attorney with you on October 5, 2010, we are writing to confirm that we have requested an extension to respond to the Comment Letter until October 15, 2010, as the Company needs additional time to process information and formulate appropriate responses to the Comment Letter.
     We appreciate the Staff’s cooperation in this matter.
     Please telephone me at (713) 346-7550, or our attorney, Eric Johnson of Locke Lord Bissell & Liddell LLP at (713) 226-1249, with any additional questions or comments you may have.

Sincerely, /s/ Dwight W. Rettig Dwight W. Rettig Senior Vice President, General Counsel and Secretary